NORTHERN ABITIBI MINING CORP.

INTERIM FINANCIAL STATEMENTS

3rd Quarter Reports
June 30, 2003

#500, 926-5th Avenue S.W.
Calgary, Alberta
T2P 0N7

www.naminco.ca

Phone: (403) 233-2636
Fax: (403) 266-2606

NORTHERN ABITIBI MINING CORP.
INTERIM BALANCE SHEETS
(Unaudited - prepared by management)

		June 30, 2003		September 30, 2002
ASSETS				
CURRENT				
Cash and cash equivalents	$	**132,851**	$	176,628
Accounts receivable		**4,588**		10,765
		137,439		187,393
INVESTMENTS AND OTHER ASSETS		**6,242**		10,942
MINERAL PROPERTIES schedule		**2,675,245**		2,715,944
	$	**2,818,926**	$	2,914,279
LIABILITIES				
CURRENT				
Accounts payable and accrued liabilities	$	**8,712**	$	5,805
SHAREHOLDERS' EQUITY				
CAPITAL STOCK Note 2				
Authorized:				
Unlimited number of common shares without par value				
Issued:				
27,955,028 common shares (Sept,2002 - 27,880,028)		**8,583,420**		8,578,170
CONTRIBUTED SURPLUS		**183,206**		104,206
DEFICIT		**(5,956,412)**		(5,773,902)
		2,810,214		2,908,474
	$	**2,818,926**	$	2,914,279

Approved on behalf of the Board

"Lesley Hayes" Lesley Hayes, Director

"James Devonshire" James Devonshire, Director

See accompanying notes to the financial statements

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.
INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited - Prepared by Management)

	Three months ended June 30, 2003	Three months ended June 30, 2002	Nine months ended June 30, 2003	Nine months ended June 30, 2002
REVENUE				
Interest and other	$ **414**	$ 874	$ **1,306**	$ 6,565
EXPENSES				
General and administrative	**15,589**	27,967	**63,695**	87,023
Stock-based compensation	**79,000**	-	**79,000**	-
Reporting to shareholders	**26**	33	**12,929**	14,706
Professional fees	**4,039**	5,007	**11,665**	12,156
Stock exchange and transfer agent fees	**1,668**	1,534	**4,536**	4,391
	100,322	34,541	**171,825**	118,276
LOSS BEFORE THE UNDERNOTED	**(99,908)**	(33,667)	**(170,519)**	(111,711)
Abandonments and mineral property write-downs	**(15,384)**	-	**(15,384)**	-
Gain on sale of investments	**-**	12,724	**3,393**	16,592
LOSS FOR THE PERIOD	**(115,292)**	(20,943)	**(182,510)**	(95,119)
DEFICIT, beginning of period	**(5,841,120)**	(5,736,920)	**(5,773,902)**	(5,662,744)
DEFICIT, end of period	$ **(5,956,412)**	$ (5,757,863)	$ **(5,956,412)**	$ (5,757,863)
LOSS PER SHARE basic and diluted	$ **(0.00)**	$ (0.00)	$ **(0.01)**	$ (0.00)
WEIGHTED AVERAGE SHARES OUTSTANDING - basic and diluted	**27,955,028**	27,871,786	**27,908,050**	27,800,816

See accompanying notes to the financial statements

NORTHERN ABITIBI MINING CORP.
INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Prepared by Management)

	Three months ended June 30,		Nine months ended June 30,	
	2003	**2002**	**2003**	**2002**
Increase (decrease) in cash and cash equivalents:				
OPERATING ACTIVITIES				
Interest and other income received	$ **414**	$ 875	$ **1,306**	$ 6,565
Cash operating expenses	**(21,200)**	(37,380)	**(86,268)**	(121,161)
	(20,786)	(36,505)	**(84,962)**	(114,596)
FINANCING ACTIVITIES				
Exploration incentives received	**19,531**	-	**19,531**	-
Issue of shares for cash	**-**	5,000	**-**	5,000
	19,531	5,000	**19,531**	5,000
INVESTING ACTIVITIES				
Net mineral property (additions) recoveries	**28,895**	(48,899)	**13,561**	(307,756)
Proceeds on sale of investments	**-**	19,624	**8,093**	31,292
	28,895	(29,275)	**21,654**	(276,464)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**27,640**	(60,780)	**(43,777)**	(386,060)
CASH AND CASH EQUIVALENTS:				
beginning of period	**105,211**	297,636	**176,628**	622,916
end of period	$ **132,851**	$ 236,856	$ **132,851**	$ 236,856

Supplementary Information:
No cash was expended on interest or taxes during the periods ended June 30, 2003 and June 30, 2002.

See accompanying notes to the financial statements

FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.
INTERIM SCHEDULE OF MINERAL PROPERTIES
FOR THE NINE MONTHS ENDED JUNE 30, 2003 AND JUNE 30, 2002
(Unaudited - prepared by managemen

		Labrador	Quebec			Nunavut
2003	**Total**	**South Voisey Bay**	**Douay Joutel**	**Caniapiscau**	**QC Diamond**	**Keni**
Exploration and development expenditures:						
Balance September 30, 2002	$ 2,367,589	$ 1,952,994	$ 80,893	$ 14,716	$ 60,422	$ 258,564
Geological consulting	10,114	1,200	3,613	100	2,001	3,200
Camp cost recovery	(22,500)	-	-	-	-	(22,500)
Exploration tax credits	(19,531)	-	-	-	(19,531)	-
Abandonments and write-offs	(14,816)	-	-	(14,816)	-	-
Balance June 30, 2003	2,320,856	1,954,194	84,506	-	42,892	239,264
Property acquisition costs:						
Balance September 30, 2002	348,355	150,126	141,970	568	3,920	51,771
Costs incurred	6,602	-	-	-	1,352	5,250
Abandonments and write-offs	(568)	-	-	(568)	-	-
Balance June 30, 2003	354,389	150,126	141,970	-	5,272	57,021
Total mineral properties June 30, 2003	$ 2,675,245	$ 2,104,320	$ 226,476	$ -	$ 48,164	$ 296,285

		Labrador	Quebec			Nunavut
2002	**Total**	**South Voisey Bay**	**Douay Joutel**	**Caniapiscau**	**QC Diamond**	**Keni**
Exploration and development expenditures:						
Balance September 30, 2001	$ 2,074,112	$ 1,946,355	$ 87,243	$ 18,541	$ 21,973	-
Geological consulting	37,834	2,250	-	2,075	17,081	16,428
Project field costs and miscellaneous	50,013	3,889	(6,350)	1,801	1,082	49,591
Air and fuel	38,209	-	-	-	-	38,209
Geochemical analysis	21,294	-	-	1,054	20,240	-
Airborne geophysical	113,980	-	-	-	-	113,980
Exploration tax credits	(12,418)	-	-	(8,755)	(3,663)	-
Balance June 30, 2002	2,323,024	1,952,494	80,893	14,716	56,713	218,208
Property acquisition costs:						
Balance September 30, 2001	292,955	150,126	141,969	460	400	-
Costs incurred	52,206	-	110	-	3,520	48,576
Balance June 30, 2002	345,161	150,126	142,079	460	3,920	48,576
Total mineral properties June 30, 2002	$ 2,668,185	$ 2,102,620	$ 222,972	$ 15,176	$ 60,633	266,784

NORTHERN ABITIBI MINING CORP.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
June 30, 2003
(Unaudited – prepared by management)

1. Accounting Policies

Interim financial statements

These interim financial statements should be read in conjunction with the audited financial statements for the year ended September 30, 2002 as not all disclosures required by Generally Accepted Accounting Principles for annual financial statements are presented. The interim financial statements follow the same accounting policies and methods of computation as the audited financial statements for the year ended September 30, 2002, except that the Company adopted a new accounting policy regarding stock-based compensation as described below.

Stock-based compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company has prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The new recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company has elected to follow the "fair value" method of accounting for stock-based compensation arrangements, whereby the excess of the fair value of the stock options at the date of grant over the option grant price is recorded as compensation cost. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option. Stock options were granted to purchase 200,000 common shares at $0.10 per share and 650,000 common shares at $0.14 per share during the nine months ended June 30, 2003. No material value was associated with the 200,000 options and a value of $79,000 was associated with the 650,000 options using the Black-Scholes Option Pricing Model under the following assumptions:

	200,000 options grant	650,000 options grant
Expected stock price volatility	169.75%	172.41%
Risk-free interest rate	4.46%	4.02%
Expected option life	5 years	3 years
Expected dividend yield	-	-

2. Capital Stock

a) Issued

During the nine months ended June 30, 2003 the Company issued 75,000 shares for no cash consideration pursuant to an option agreement on the Keni property. The value of the issued shares of $5,250 increased share capital and mineral property acquisition costs. The Company is committed to issue a further 50,000 shares on each of March 6, 2005 and March 6, 2006 pursuant to this agreement.

b) Stock options and warrants

There were no warrants outstanding at June 30, 2003 or September 30, 2002.

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant. The following stock option transactions occurred during the nine months ended June 30, 2003:

	Number of shares	Weighted average exercise price
Outstanding September 30, 2002	2,205,000	$0.10
Granted	850,000	$0.13
Expired	(490,000)	$0.10
Outstanding June 30, 2003	**2,565,000**	$0.11

The following summarizes stock options outstanding at June 30, 2003, all vesting immediately upon granting:

Expiry date	Number of shares	Exercise price
April 10, 2006	1,410,000	$0.10
June 11, 2006	650,000	$0.14
May 15, 2007	545,000	$0.12
March 23, 2008	200,000	$0.10
Total	**2,565,000**	